Exhibit 99.4

GigaMedia Limited and its subsidiaries
Registration Number: 199905474H

Annual Report

Year ended 31 December 2016

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

GigaMedia Limited and its subsidiaries

Directors’ statement

Year ended 31 December 2016

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2016.

In our opinion:

(a)

the financial statements set out on pages FS1 to FS58 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2016 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Hwang, Collin
Hong, Chin Fock (Damian)
Huang, John Ping Chang
Huang, Billy Bing-Yuan
Liu, Nick Chia-En
Tung, Casey Kuo Chong

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Singapore Companies Act, Chapter 50 (the “Act”), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year

Hwang, Collin
GigaMedia Limited
- ordinary shares
- interests held	636,833	675,833
- options to subscribe for ordinary shares	100,000	100,000

GigaMedia Limited and its subsidiaries

Directors’ statement

Year ended 31 December 2016

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year

Huang, John Ping Chang
GigaMedia Limited
- options to subscribe for ordinary shares	4,000	4,000

Huang, Billy Bing-Yuan
GigaMedia Limited
- options to subscribe for ordinary shares	4,000	4,000

Liu, Nick Chia-En
GigaMedia Limited
- options to subscribe for ordinary shares	4,000	4,000

Tung, Casey Kuo Chong
GigaMedia Limited
- options to subscribe for ordinary shares	4,000	4,000

Hong, Chin Fock (Damian)
GigaMedia Limited
- options to subscribe for ordinary shares	4,000	4,000

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year or at the end of the financial year.

Except as disclosed under the “Share options” section of this statement, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to 1.4 million common shares of the Company have been reserved for issuance.  All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2004 Plan.  The 2004 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule.  The maximum contractual term for the options under the 2004 Plan is 10 years.

GigaMedia Limited and its subsidiaries

Directors’ statement

Year ended 31 December 2016

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to 200 thousand common shares of the Company have been reserved for issuance.  The 2006 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan.  The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand common shares of the Company have been reserved for issuance.  The 2007 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan.  The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand common shares of the Company have been reserved for issuance.  The 2008 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan.  The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand common shares of the Company were reserved for issuance.  Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP.  Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP.  The 2008 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand common shares of the Company have been reserved for issuance.  The 2009 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan.  The maximum contractual term for the options under the 2009 Plan is 10 years.

GigaMedia Limited and its subsidiaries

Directors’ statement

Year ended 31 December 2016

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand common shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP.  The 2009 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand common shares of the Company have been reserved for issuance.  The 2010 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand common shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP.  The 2010 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been subscribed by qualified employees under the 2010 ESPP.

Summarised below are the general terms of its share-based compensation plans as of 31 December 2016.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

09.08.2007	109	–	–	109	$50.75	09.08.2007 - 09.08.2017
01.10.2007	6	–	–	6	$83.00	01.10.2007 - 01.10.2017
29.01.2008	8	–	–	8	$80.05	29.01.2008 - 29.01.2018
01.12.2008	134	–	–	134	$21.20	01.12.2008 - 19.06.2018
13.05.2010	176	–	–	176	$12.35	13.05.2010 - 13.05.2020
20.05.2011	12	–	–	12	$6.25	20.05.2011 - 20.05.2021
05.01.2012	4	–	–	4	$4.05	05.01.2012 - 05.01.2022
26.11.2012	100	–	–	100	$4.78	26.11.2012 - 26.11.2022
28.10.2013	4	–	–	4	$5.05	28.10.2013 - 28.10.2023
01.11.2013	20	–	–	20	$5.20	01.11.2013 - 01.11.2023
28.03.2014	32	–	–	32	$7.15	28.03.2014 - 28.03.2024
31.03.2015	12	–	(4)	8	$3.85	31.03.2015 - 31.03.2025
	617	–	(4)	613

All options are expected to be settled by issuing new shares.

GigaMedia Limited and its subsidiaries

Directors’ statement

Year ended 31 December 2016

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/S/ HWANG, COLLIN

Director

/S/ HUANG, JOHN PING CHANG

Director

26 April 2017

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 www.kpmg.com.sg

Independent auditors’ report

Members of the Company
GigaMedia Limited

Report on the audit of the financial statements

Opinion

We have audited the accompanying financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at 31 December 2016, the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, as set out on pages FS1 to FS58.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) and Financial Reporting Standards in Singapore (“FRSs”) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 December 2016 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (“SSAs”). Our responsibilities under those standards are further described in the Auditors’ responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority (“ACRA”) Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (“ACRA Code”) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A) and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

GigaMedia Limited and its subsidiaries
Independent auditors’ report
Year ended 31 December 2016

Valuation of prepaid licensing and royalty fees

(Refer to Note 9 to the financial statements)

The key audit matter	How the matter was addressed in our audit

The Group recorded prepaid licensing and royalty fees of US$2,406,000 arising from the purchase of licences for its online games for subsequent financial periods. In the current financial year, an impairment loss of US$1,386,000 was recorded against prepaid licensing and royalty fees.

Due to strong competition within the online gaming industry and frequent changes in the preferences of game players, significant judgement is involved in determining the recoverable amount of prepaid licensing and royalty fees particularly in relation to forecasting the life cycle and sales generated from the online games.

In reviewing the Group’s impairment analysis of its prepaid licensing and royalty fees, we considered whether the Group’s assessment of the life cycle of each online game was appropriate, taking into consideration the historical financial performance of similar online licensed games, and publicly available information on the expectation of the life cycle of similar online games.

We also assessed the reasonableness of forecasted sales against the ongoing financial performance of the online games.

Our findings – We found management’s assessment of the recoverability of prepaid licensing and royalty fees for the allowance on impairment loss to be balanced.

Other information

Management is responsible for the other information. The other information comprises the Directors’ statement.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditors’ report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly

GigaMedia Limited and its subsidiaries
Independent auditors’ report
Year ended 31 December 2016

authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

GigaMedia Limited and its subsidiaries
Independent auditors’ report
Year ended 31 December 2016

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is Teo Han Jo.

/S/ KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

26 April 2017

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Statements of financial position As at 31 December 2016
		Group		Company
	Note	2016	2015	2016	2015
		US$’000	US$’000	US$’000	US$’000
Assets
Property, plant and equipment	4	7	1,553	–	–
Intangible assets	5	–	88	–	–
Subsidiaries	6	–	–	59,658	76,366
Associates	7	72	4,524	–	–
Other assets (non-current)	9	346	495	–	–
Non-current assets		425	6,660	59,658	76,366

Trade and other receivables	11	2,668	2,062	1,785	2,259
Other investments	8	3	4	–	–
Other assets (current)	9	1,020	199	–	–
Cash and cash equivalents	12	66,211	72,432	3,100	3,114
Current assets		69,902	74,697	4,885	5,373
Total assets		70,327	81,357	64,543	81,739

Equity attributable to owners of the Company
Share capital	13	213,238	213,238	213,238	213,238
Reserves	14	(7,122)	(5,402)	(4,924)	(6,388)
Accumulated losses		(146,458)	(141,683)	(144,027)	(125,598)
Total equity		59,658	66,153	64,287	81,252

Liabilities
Deferred tax liabilities	10	1,671	1,712	–	–
Other liabilities		–	10	–	–
Non-current liabilities		1,671	1,722	–	–

Trade and other payables	16	4,650	4,387	256	487
Loans and borrowings	17	2,480	6,093	–	–
Deferred revenue	18	1,868	1,750	–	–
Current tax liabilities		–	1,252	–	–
Current liabilities		8,998	13,482	256	487
Total liabilities		10,669	15,204	256	487
Total equity and liabilities		70,327	81,357	64,543	81,739

The accompanying notes form an integral part of these financial statements.

FS1

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Consolidated statement of profit or loss Year ended 31 December 2016
	Note	2016	2015
		US$’000	US$’000

Revenue	19	8,971	10,251
Cost of sales		(4,138)	(8,889)
Gross profit		4,833	1,362

Other income	20	1,561	37

Product development and engineering expenses		(1,045)	(688)
Selling and marketing expenses		(5,513)	(8,655)
General and administrative expenses		(3,457)	(5,762)
Other operating expenses	21	(1,949)	(6,812)
Results from operating activities		(5,570)	(20,518)

Finance income		302	21,163
Finance expenses		(373)	(1,869)
Net finance (expenses)/income	22	(71)	19,294

Share of loss of associates, net of tax	7	(1,731)	(600)
Loss before tax		(7,372)	(1,824)
Tax benefit	23	1,149	414
Loss for the year	24	(6,223)	(1,410)

Loss attributable to:
Owners of the Company		(6,223)	(1,365)
Non-controlling interests		–	(45)
		(6,223)	(1,410)
Loss per share
Basic and diluted loss per share (US dollars)	25	(0.56)	(0.12)

The accompanying notes form an integral part of these financial statements.

FS2

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Consolidated statement of comprehensive income Year ended 31 December 2016
	Note	2016	2015
		US$’000	US$’000

Loss for the year		(6,223)	(1,410)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	15	(58)	–
		(58)	–

Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets		(1)	8,552
Net change in fair value of available-for-sale financial assets reclassified to profit or loss		–	(20,820)
Foreign currency translation differences – foreign operations		(222)	532
		(223)	(11,736)
Other comprehensive income for the year, net of tax *		(281)	(11,736)
Total comprehensive income for the year		(6,504)	(13,146)

Total comprehensive income attributable to:
Owners of the Company		(6,504)	(13,101)
Non-controlling interests		–	(45)
Total comprehensive income for the year		(6,504)	(13,146)

*   There was no tax effect on the components included in other comprehensive income.

The accompanying notes form an integral part of these financial statements.

FS3

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Consolidated statement of changes in equity Year ended 31 December 2016
		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2015		213,238	12,793	3,022	(140,318)	12,271	(21,815)	79,191	10	79,201

Total comprehensive income for the year
Loss for the year		–	–	–	(1,365)	–	–	(1,365)	(45)	(1,410)

Other comprehensive income
Foreign currency translation		–	–	–	–	–	532	532	–	532
Net change in fair value of available-for-sale financial assets reclassified to profit or loss		–	–	–	–	(20,820)	–	(20,820)	–	(20,820)
Net change in fair value of available-for-sale financial assets		–	–	–	–	8,552	–	8,552	–	8,552
Total other comprehensive income, net of tax		–	–	–	–	(12,268)	532	(11,736)	–	(11,736)
Total comprehensive income for the year		–	–	–	(1,365)	(12,268)	532	(13,101)	(45)	(13,146)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions	14	–	63	–	–	–	–	63	–	63
Total contributions by and distributions to owners		–	63	–	–	–	–	63	–	63

Changes in ownership interest in subsidiary
Disposal of interest in a subsidiary		–	–	–	–	–	–	–	35	35
Total changes in ownership interest in subsidiary		–	–	–	–	–	–	–	35	35
Total transactions with owners		–	63	–	–	–	–	63	35	98

At 31 December 2015		213,238	12,856	3,022	(141,683)	3	(21,283)	66,153	–	66,153

The accompanying notes form an integral part of these financial statements.

FS4

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Consolidated statement of changes in equity (cont’d) Year ended 31 December 2016
		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2016		213,238	12,856	3,022	(141,683)	3	(21,283)	66,153	–	66,153

Total comprehensive income for the year
Loss for the year		–	–	–	(6,223)	–	–	(6,223)	–	(6,223)

Other comprehensive income
Foreign currency translation		–	–	–	–	–	(222)	(222)	–	(222)
Defined benefit plan remeasurements	15	–	–	–	(58)	–	–	(58)	–	(58)
Net change in fair value of available-for-sale financial assets		–	–	–	–	(1)	–	(1)	–	(1)
Total other comprehensive income, net of tax		–	–	–	(58)	(1)	(222)	(281)	–	(281)
Total comprehensive income for the year		–	–	–	(6,281)	(1)	(222)	(6,504)	–	(6,504)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions	14	–	9	–	–	–	–	9	–	9
Total transactions with owners		–	9	–	–	–	–	9	–	9

Transfer out of statutory reserves to offset deficit	14	–	–	(1,506)	1,506	–	–	–	–	–

At 31 December 2016		213,238	12,865	1,516	(146,458)	2	(21,505)	59,658	–	59,658

The accompanying notes form an integral part of these financial statements.

FS5

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Consolidated statement of cash flows Year ended 31 December 2016
	Note	2016	2015
		US$’000	US$’000
Cash flows from operating activities
Loss before tax		(7,372)	(1,824)
Adjustments for:
Allowance for doubtful receivables		35	3
Amortisation – intangible assets		106	236
Depreciation of property, plant and equipment		163	298
Gain on sale of available-for-sale financial assets		–	(20,820)
Gain on disposal of a subsidiary	30	(827)	(37)
Gain on disposal of an associate		(22)	–
Gain on disposal of property, plant and equipment		(586)	–
Impairment loss on property, plant and equipment		471	60
Impairment loss on prepaid licensing fees and royalty fees		1,386	4,187
Impairment loss on intangible assets		57	5
Impairment loss on available-for-sale financial assets		–	1,000
Impairment loss on an associate		–	290
Interest expense		81	182
Interest income		(302)	(333)
Net change in fair value of financial assets designated at fair value through profit or loss		–	(10)
Share-based compensation		9	65
Share of loss of associates, net of tax		1,731	600
Operating loss before working capital changes		(5,070)	(16,098)

Changes in:
Trade and other receivables		262	228
Other assets		(2,163)	(34)
Trade and other payables		718	(868)
Other liabilities		336	22
Employee benefits		46	(64)
Cash used in operating activities		(5,871)	(16,814)
Tax paid		(46)	(44)
Net cash used in operating activities		(5,917)	(16,858)

The accompanying notes form an integral part of these financial statements.

FS6

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Consolidated statement of cash flows (cont’d) Year ended 31 December 2016
	Note	2016	2015
		US$’000	US$’000
Cash flows from investing activities
Acquisition of available-for-sale financial assets		–	(1,000)
Dividends from associate		1,438	–
Disposal of a subsidiary, net of cash disposed of	30	278	(78)
Interest received		299	250
Proceeds from disposal of available-for-sale financial assets		–	42,583
Proceeds from disposal of an associate		112	–
Proceeds from disposal of property, plant and equipment		1,950	23
Purchase of property, plant and equipment		(496)	(158)
Purchase of intangible assets		(86)	(112)
Refundable deposit		17	28
Others		30	(112)
Net cash from investing activities		3,542	41,424

Cash flows from financing activities
Repayment of short-term borrowings		(3,722)	(12,281)
Deposits pledged		500	7,991
Interest paid		(83)	(190)
Net cash used in financing activities		(3,305)	(4,480)

Net (decrease)/increase in cash and cash equivalents		(5,680)	20,086
Cash and cash equivalents at 1 January		71,432	50,640
Effect of exchange rate fluctuations on cash held in foreign currencies		(41)	706
Cash and cash equivalents at 31 December	12	65,711	71,432

The accompanying notes form an integral part of these financial statements.

FS7

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Notes to the financial statements

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on 26 April 2017.

1	Domicile and activities

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore.  The address of its registered office is at 80 Robinson Road, #02-00, Singapore 068898.  Its principal place of business is at 8th Floor, No.22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The financial statements of the Group as at and for the year ended 31 December 2016 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in an associate.

The principal activity of the Company is that of investment holding.  The principal activities of the subsidiaries are providing online entertainment software and services and investment holding.

2	Basis of preparation

2.1	Statement of compliance

The financial statements have been prepared in accordance with the Singapore Financial Reporting Standards (“FRS”).

2.2	Basis of measurement

The financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

2.3	Functional and presentation currency

The Company’s functional currency is New Taiwan dollars.  Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates.  The financial statements are presented in United States dollars (“US$”) which is the Company’s presentation currency as the Company is listed on the NASDAQ Stock Market at United States. All financial information presented in United States dollars have been rounded to the nearest thousand, unless otherwise stated.

2.4	Use of estimates and judgements

The preparation of the financial statements in conformity with FRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

FS8

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

There are no critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the Note 9 – Measurement of recoverable amounts of prepaid licensing and royalty fees.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.  This includes a valuation team that has overall responsibility for all significant fair value measurements, including Level 3 fair values, and reports directly to the Chief Financial Officer.

The Chief Financial Officer regularly reviews significant unobservable inputs and valuation adjustments.  If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Chief Financial Officer assesses and documents the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of FRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible.  Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

FS9

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 8	–	Other investments;
•	Note 14	–	Share option reserve;
•	Note 15	–	Prepaid pension assets; and
•	Note 28	–	Financial instruments.

3	Significant accounting policies

The Group adopted new or new revised financial reporting standards and interpretations which became effective during the year.  The initial adoption of these standards and interpretations did not have a material impact on the financial statements.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, and have been applied consistently by the Group entities.

3.1	Basis of consolidation

(i)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with FRS 103 Business Combination as at the acquisition date, which is the date on which control is transferred to the Group.

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus
•	the recognised amount of any non-controlling interests in the acquiree; plus
•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree,

over the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships.  Such amounts are generally recognised in profit or loss.

Any contingent consideration payable is recognised at fair value at the date of acquisition and included in the consideration transferred.  If the contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and settlement is accounted for within equity.  Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes to the fair value of the contingent consideration are recognised in profit or loss.

FS10

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation are measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets, at the acquisition date.  The measurement basis taken is elected on a transaction-by-transaction basis.  All non-controlling interest are measured at acquisition-date fair value, unless another measurement basis is required by FRSs.

Costs related to the acquisition, other than those associated with the issue of equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners and therefore no gain or loss is recognised in profit or loss.  Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group.  The Group controls an entity when it is expected to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.  Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(iii)	Loss of control

Upon the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary.  Any surplus or deficit arising on the loss of control is recognised in profit or loss.  If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost.  Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

(iv)	Associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies of these entities.  Significant influence is presumed to exist when the Group holds between 20% and 50% or more of the voting power of another entity.

Investments in associates are accounted for using the equity method and are recognised initially at cost.  The cost of the investments includes transaction costs. The Group’s investments in equity-accounted investees include goodwill identified on acquisition, net of any accumulated impairment losses. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of associate, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

FS11

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

When the Group’s share of losses exceeds its interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(v)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(vi)	Subsidiaries in the separate financial statements

Investments in subsidiaries are stated in the Company’s statement of financial position at cost less accumulated impairment losses.

3.2	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date on that the fair value was determined.  Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss.

(ii)	Foreign operations

The assets and liabilities of foreign operations, excluding fair value adjustments arising on acquisition, are translated to United States dollars at exchange rates at the end of the reporting period.  The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions.  Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at the exchange rates at the end of the reporting period.  For acquisitions prior to 1 January 2005, the exchange rates at the date of acquisition were used.

FS12

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity.  However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.  When a foreign operation is disposed of such that control, significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.  When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests.  When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognised in other comprehensive income, and are presented in the translation reserve in equity.

3.3	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes:

•	the cost of materials and direct labour;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	capitalised borrowing costs.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal with the carrying amount of the item), and is recognised in profit or loss.

FS13

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

(ii)	Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably.  The carrying amount of the replaced component is derecognised.  The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value.  Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognised as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset.  Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.  Freehold land is not depreciated.

Depreciation is recognised from the date that the property, plant and equipment are installed and are ready for use.

The estimated useful lives for the current and comparative years are as follows:

Buildings	50 years
Leasehold improvements	3 to 5 years
Information and communication equipment	2 to 5 years
Office furniture and equipment	3 to 5 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.4	Intangible assets

(i)	Capitalised software development costs

Development activities involve a plan or design for the production of new or substantially improved software.  Development expenditure is capitalised only if development costs can be measured reliably, the software is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.  The expenditure capitalised includes the direct labour and overhead costs that are directly attributable to preparing the asset for its intended use.  Other development expenditure is recognised in profit or loss as incurred.

Capitalised software development costs with finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditure is recognised in profit or loss as incurred.

FS14

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

(iii)	Amortisation

Amortisation is calculated based on the cost of the asset, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.  The estimated useful lives for the current and comparative years are as follows:

Capitalised software costs	3 years

Amortisation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.5	Financial instruments

(i)	Non-derivative financial assets

The Group initially recognises loans and receivables and deposits on the date that they are originated.  All other financial assets are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Attributable transaction costs are recognised in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which takes into account any dividend income, are recognised in profit or loss.

Financial assets designated at fair value through profit or loss comprise equity securities that otherwise would have been classified as available-for-sale.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognised initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

FS15

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Loans and receivables comprise trade and other receivables, other assets and cash and cash equivalents.

Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.  For the purpose of the consolidated statement of cash flows, pledged deposits are excluded whilst bank overdrafts that are repayable on demand and that form an integral part of the Group’s cash management are included in cash and cash equivalents.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the above categories of financial assets.  Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognised in other comprehensive income and presented in the fair value reserve in equity.  When an investment is derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities.

(ii)	Non-derivative financial liabilities

All other financial liabilities are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group classifies non-derivative financial liabilities into the other financial liabilities category.  Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise trade and other payables and loans and borrowings.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

(iv)	Intra-group financial guarantees in the separate financial statements

Financial guarantees are financial instruments issued by the Company that require the issuer to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to meet payment when due in accordance with the original or modified terms of a debt instrument.

FS16

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Financial guarantees are recognised initially at fair value and are classified as financial liabilities. Subsequent to initial measurement, the financial guarantees are stated at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised if they were accounted for as contingent liabilities. When financial guarantees are terminated before their original expiry date, the carrying amount of the financial guarantee is transferred to profit or loss.

3.6	Impairment

(i)	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss, including an interest in an associate, is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event has an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Group, economic conditions that correlate with defaults or the disappearance of an active market for a security.  In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Loans and receivables

The Group considers evidence of impairment for loans and receivables financial assets at both a specific asset and collective level.  All individually significant loans and receivables are assessed for specific impairment.

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Losses are recognised in profit or loss and reflected in an allowance account against loans and receivables.  Interest on the impaired asset continues to be recognised.  When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss.  The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss recognised previously in profit or loss.  Changes in cumulative impairment provisions attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale equity security increases and the increase can be related objectively to an event occurring after the impairment loss was recognised, then the impairment loss is reversed.  The amount of the reversal is recognised in profit or loss.  However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

FS17

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Associates

An impairment loss in respect of an associate is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 3.6 (ii).  An impairment loss is recognised in profit or loss.  An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For intangible assets, the recoverable amount is estimated each year at the same time.  An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The Group’s corporate assets do not generate separate cash inflows and are utilised by more than one CGU.  Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognised in profit or loss.  Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU (group of CGUs) on a pro rata basis.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3.7	Leases payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

FS18

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

3.8	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognised as finance cost.

3.9	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, and reclassifications of net gains previously recognised in other comprehensive income.  Interest income is recognised as it accrues in profit or loss, using the effective interest method.  Dividend income is recognised in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted equity securities is normally the ex-dividend date.

Finance costs comprise interest expense on borrowings, losses on disposal of available-for-sale financial assets, impairment losses recognised on financial assets (other than trade receivables), impairment losses on associates and reclassification of net losses previously recognised in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in net gain or net loss position.

3.10	Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.  Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

Defined benefits plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of any plan assets is deducted.  The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset).

FS19

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

The calculation is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit to the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.  In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.  An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

Remeasurements from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest).  The Group recognises them immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefits expense in profit or loss.

When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment, is recognised immediately in profit or loss when the plan amendment or curtailment occurs.

The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.  The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

(ii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment.  The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights.  Any changes in the fair value of the liability are recognised as employee benefits expense in profit or loss.

3.11	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.

FS20

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

(i)	Asian online game and service revenues

Online game revenues are earned through the sale of online game points, prepaid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, internet banking or telecommunication service operators.  Physical prepaid cards and game packs are sold through distributors and convenience stores.  Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with the Group’s published game points expiration policy.  Sublicensing revenues from the distributors are recognised based on end users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

The Group reports sales of virtual online game points on a gross basis.  In the sales of virtual online game points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s online game services are recognised as cost of online game revenues.  The Group reports sublicensing revenues on a net basis. In the sublicence agreements, the Group acts as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both.  These service arrangements allow advertisers to place advertisements on particular areas of the Group’s Web sites and online games platforms over a stated period of time.  Service revenues from online advertising arrangements are recognised rateably over the period of the contract when the collectability is reasonably assured.

(ii)	Cloud product and service revenues

Cloud service revenues are related to cloud computing services provided by the Group.  Revenues are recorded net of discounts. Cloud service revenues are recognised for the period of time for which the Group provide services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. The Group records any such advanced payment receipts as deferred revenue and amortises such revenues over the subscription period.

Revenue from the sales of equipment and other related products are recognised upon acceptance.  The Group reports the sales of equipment and other related products on a gross basis.  In the sales of equipment and other related products, the Group acts as principal as the Group is the primary obligor in the transaction and has the latitude in establishing price.

3.12	Tax

Tax expense comprises current and deferred tax.  Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

FS21

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•

temporary differences related to investments in subsidiaries and associates entities to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due.  The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.  This assessment relies on estimates and assumptions and may involve a series of judgements about future events.  New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.13	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares.  Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for own shares held.  Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

FS22

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

3.14	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components.  All operating segments’ operating results are reviewed regularly by the Board of Directors (the chief operating decision maker) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses and tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, investment property, and intangible assets.

3.15	New standards and interpretations not adopted

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2016 and earlier application is permitted; however, the Group has not early applied the following new or amended standards in preparing these statements.

For those new standards and amendments to standards that are expected to have an effect on the financial statements of the Group and the Company in future financial periods, the Group is currently  assessing the transition options and the potential impact on its financial statements, and implementing these standards.  The Group does not plan to adopt these standards early.

Applicable to 2018 financial statements

New standards Summary of the requirements	Potential impact on the financial statements

FRS 115 Revenue from Contracts with Customers

FRS 115 establishes a comprehensive framework for determining whether, how much and when revenue is recognised.  It also introduces new cost guidance which requires certain costs of obtaining and fulfilling contracts to be recognised as separate assets when specified criteria are met.

When effective, FRS 115 replaces existing revenue recognition guidance, including FRS 18 Revenue, FRS 11 Construction Contracts, INT FRS 113 Customer Loyalty Programmes, INT FRS 115 Agreements for the Construction of Real Estate, INT FRS 118 Transfers of Assets from Customers

The core principle of FRS 115 is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  This core principle is delivered in a five-step model framework, culminating at recognising revenue when (or as) the entity satisfies a performance obligation.

As at the reporting date, the Group is still assessing the potential impact of the adoption of FRS 115 on its financial statements.  Based on the preliminary assessment, the Group does not expect the impact on its financial statements upon adoption of FRS 115 to be significant, as the Group’s current policies for

FS23

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

New standards Summary of the requirements	Potential impact on the financial statements

and INT FRS 31 Revenue – Barter Transactions Involving Advertising Services.

FRS 115 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. FRS 115 offers a range of transition options including full retrospective adoption where an entity can choose to apply the standard to its historical transactions and retrospectively adjust each comparative period presented in its 2018 financial statements.  When applying the full retrospective method, an entity may also elect to use a series of practical expedients to ease transition.

revenue recognition is in accordance with FRS 115.

The Group plans to adopt the FRS115 in its financial statements for the year ending 31 December 2018, using the cumulative effect approach.  The Group plans to perform a detailed analysis under FRS 115 and determine its election of the practical expedients and to quantify the transition adjustments on its financial statements.

FRS 109 Financial Instruments

FRS 109 replaces most of the existing guidance in FRS 39 Financial Instruments: Recognition and Measurement. It includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from FRS 39.

FRS 109 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Retrospective application is generally required, except for hedge accounting. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.  Restatement of comparative information is not mandatory. If comparative information is not restated, the cumulative effect is recorded in opening equity as at 1 January 2018.

As at the reporting date, the Group is still assessing the impact of the adoption of FRS 109 on the Group’s financial statements.  The Group’s preliminary assessment of the three elements of FRS 109 is as described below.

Classification and measurement

Based on the Group’s preliminary assessment, the Group expects its receivables will continue to be carried at amortised cost after the adoption of FRS 109.  For the available-for-sale financial assets (“AFS”), the Group has not yet made a decision whether it will be classified as fair value through other comprehensive income or fair value through profit or loss. As the balance of AFS is US$3,000 only as at year end, the Group does not expect the resulting impact on the financial statements is significant.

Impairment

The new impairment model in FRS 109 replaces the “incurred loss” model in FRS 39 with an “expected credit loss” model. Based on the Group’s preliminary assessment, the Group does not expect that there will be a significant impact on the impairment losses.

FS24

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

New standards Summary of the requirements	Potential impact on the financial statements

Transition

The Group plans to adopt the standard when it becomes effective in 2018 without restating comparative information; and is gathering data to quantify the potential impact arising from the adoption.

Applicable to 2019 financial statements

New standards Summary of the requirements	Potential impact on the financial statements

FRS 116 Leases

FRS 116 eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. Applying the new model, a lessee is required to recognise right-of-use (ROU) assets and lease liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

FRS 116 substantially carries forward the lessor accounting requirements in FRS 17 Leases. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for these two types of leases using the FRS 17 operating lease and finance lease accounting models respectively. However, FRS 116 requires more extensive disclosures to be provided by a lessor.

When effective, FRS 116 replaces existing lease accounting guidance, including FRS 17, INT FRS 104 Determining whether an Arrangement contains a Lease; INT FRS 15 Operating Leases—Incentives; and INT FRS 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

FRS 116 is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted if FRS 115 is also applied.

The Group is still assessing the potential impact of the adoption of FRS 116 on its financial statements.  So far, the potential impact identified is that the Group will recognise new assets and liabilities for its operating leases of office premise.  In addition, the nature of expenses related to those leases will now change as FRS 116 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.  The Group has not yet decided whether it will use the optional exemptions.

The Group plans to adopt the standard when it becomes effective in 2019.  The Group has not yet determined which transition approach to apply.  The Group has not yet quantified the impact on its reported assets and liabilities of adoption of FRS 116.  The quantitative effect will depend on, inter alia, the transition method chosen, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional leases that the Group enters into.

FS25

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

4	Property, plant and equipment

	Freehold land	Buildings	Leasehold improvements	Information and communication equipment	Office furniture and equipment	Equipment under installation	Total
Group	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2015	702	1,196	123	4,536	176	73	6,806
Additions	–	–	–	154	4	–	158
Disposals/Write offs	–	–	(2)	(218)	(10)	–	(230)
Reclassification	–	–	–	72	–	(72)	–
Effect of movements in exchange rates	(25)	(42)	(5)	(144)	(4)	(1)	(221)
At 31 December 2015	677	1,154	116	4,400	166	–	6,513
Additions	–	–	187	181	–	128	496
Disposals/Write offs	(689)	(1,175)	(427)	(4,343)	(168)	–	(6,802)
Reclassification	–	–	122	–	–	(122)	–
Effect of movements in exchange rates	12	21	2	68	2	1	106
At 31 December 2016	–	–	–	306	–	7	313

Accumulated depreciation and impairment losses
At 1 January 2015	200	416	93	4,103	159	–	4,971
Depreciation charge to profit or loss	–	16	25	250	7	–	298
Disposals/Write offs	–	–	(1)	(195)	(7)	–	(203)
Impairment loss	–	–	–	60	–	–	60
Effect of movements in exchange rates	(7)	(14)	(5)	(136)	(4)	–	(166)
At 31 December 2015	193	418	112	4,082	155	–	4,960
Depreciation charge to profit or loss	–	3	30	127	3	–	163
Disposals/Write offs	(197)	(427)	(423)	(4,156)	(164)	–	(5,367)
Impairment loss	–	–	279	188	4	–	471
Effect of movements in exchange rates	4	6	2	65	2	–	79
At 31 December 2016	–	–	–	306	–	–	306

Carrying amounts
At 1 January 2015	502	780	30	433	17	73	1,835
At 31 December 2015	484	736	4	318	11	–	1,553
At 31 December 2016	–	–	–	–	–	7	7

FS26

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

In January 2016, the Group entered into disposal agreements to sell certain office premises which were not used for the Group’s principal business to third parties, for a cash consideration of US$1,860,000. The disposals were completed in March 2016, and the Group recognised disposal gains of approximately US$620,000.

In 2016, the Group recognised an impairment loss of US$471,000 (2015: US$60,000) on property, plant and equipment as a full provision to reflect consecutive operating losses in recent years and that the carrying amounts of those long-lived assets would not be recoverable with cash flow projections from current games, which are typically with shorter lives.

5	Intangible assets
Capitalised software development costs
US$’000
Group
Cost
At 1 January 2015	8,331
Additions	112
Disposals/Write offs	(7,612)
Effect of movements in exchange rates	(56)
At 31 December 2015	775

At 1 January 2016	775
Additions	86
Disposals/Write offs	(875)
Effect of movements in exchange rates	14
At 31 December 2016	–

Accumulated amortisation and impairment losses
At 1 January 2015	8,109
Amortisation for the year	236
Disposals/Write offs	(7,612)
Impairment loss	5
Effect of movements in exchange rates	(51)
At 31 December 2015	687

At 1 January 2016	687
Amortisation for the year	106
Disposals/Write offs	(864)
Impairment loss	57
Effect of movements in exchange rates	14
At 31 December 2016	–

Carrying amounts
At 1 January 2015	222
At 31 December 2015	88
At 31 December 2016	–

FS27

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

In 2015, the Group recorded an impairment loss of US$5,000 relating to impairment on capitalised software development costs as a result of the cessation of development in Cloud product and service. In 2016, the Group recorded an impairment loss of US$57,000 on intangible assets as a full provision to reflect consecutive operating losses in recent years and that the carrying amounts of those intangibles assets would not be recoverable with cash flow projections from current games, which are typically with shorter lives.

6	Subsidiaries
	Company
	2016	2015
	US$’000	US$’000

At 1 January	76,366	79,201
Impairment loss made	(18,075)	–
Effect of movements in exchange rates	1,367	(2,835)
At 31 December	59,658	76,366

At the reporting date, the Company has assessed the recoverable amount of its investment in subsidiaries.  The recoverable amount has been determined based on the fair value less costs to sell.  Fair value is based on the revalued net asset value of the subsidiaries at the reporting date as, in the opinion of the management of the Company, the revalued net asset value of the investment reasonably approximates the fair value.  In 2016, impairment loss amounting to US18,075,000 (2015: US$ Nil) was charged to the statement of profit or loss of the Company.

Details of the subsidiaries are as follows:

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2016	2015
			%	%
Held by the Company

GigaMedia International Holdings Limited	Holding company	British Virgin Islands	100	100

Held by GigaMedia International Holdings Limited

Cambridge Entertainment Software Limited	Holding company	British Virgin Islands	100	100

GigaMedia (HK) Limited	Holding company	Hong Kong	100	100

GigaMedia Online Entertainment Corp.	Holding company	Cayman Islands	100	100

GigaMedia (Cayman) Limited.	Holding company	Cayman Islands	100	100

FS28

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2016	2015
			%	%
Held by GigaMedia Online Entertainment Corp.

FunTown World Limited	Holding company	British Virgin Islands	100	100

GigaMedia Capital Limited	Holding company	British Virgin Islands	100	100

Dragon Mark Holdings Limited	Holding company	British Virgin Islands	100	100

GigaMedia Freestyle Holdings Limited	Holding company	British Virgin Islands	100	100

GigaMedia (Labuan) Limited	Holding company	Labuan	100	100

Megabiz Limited	Holding company	British Virgin Islands	100	100

Held by FunTown World Limited

FunTown Hong Kong Limited	Online games	Hong Kong	100	100

Held by GigaMedia (Cayman) Limited.

Hoshin GigaMedia Center Inc.	Online games	Taiwan	100	100

Giga Development Corporation	Holding company	Taiwan	100	100

GigaMedia Cloud Services Co., Ltd.	Cloud computing services	Taiwan	100[2]	–

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	Software development and application services	U.S.A.	100	100

FS29

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2016	2015
			%	%
Held by GigaMedia (Labuan) Limited

Leisure Alliance Sdn. Bhd.	Holding company	Malaysia	100	100

Held by Leisure Alliance Sdn. Bhd.

GigaMedia Cloud Services Co., Ltd.	Cloud computing services	Taiwan	–[2]	100

Held by Hoshin GigaMedia Center Inc

Play2gether Digital Technology Co., Ltd.	Online games	Taiwan	100	100

PerfectPairs Gaming Co., Ltd.	Online games	Taiwan	–[1]	100

Gaminfinity Publishing Co., Ltd.	Online games	Taiwan	100	100

Held by Giga Development Corporation

Wen He Investment Ltd.	Holding company	Taiwan	100	100

Held by GigaMedia (HK) Limited

Shanghai Pontoon Networking Technology Co., Ltd.	Online games	China	100	100

[1]	In 2016, PerfectPairs Gaming Co., Ltd. was disposed to third parties for a cash consideration of US$760,000. (See Note 30).

[2]	In 2016, the Group transferred the shares of GigaMedia Cloud Services Co., Ltd. from Leisure Alliance Sdn. Bhd to GigaMedia (Cayman) Limited.

FS30

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

7	Associates
	Group
	2016	2015
	US$’000	US$’000

Equity shares at cost	667	5,722

Carrying amount
At 1 January	4,524	5,781
Share of loss, net of tax	(1,731)	(600)
Distribution received	(1,438)	–
Disposal of an associate	(1,398)	–
Impairment loss recognised on goodwill	–	(290)
Effect of movements in exchange rates	115	(367)
At 31 December	72	4,524

Material associates

The Group has one (2015: two) associates that are individually material to the Group.  All are equity accounted. Details of the material associates are as follows:

Name of associates	Nature of relationship with the Group	Principal place of business/ Country of incorporation	Effective equity held by the Group
			2016	2015
			%	%

East Gate Media Contents & Technology Fund (“East Gate”)	Online game business and films	Korea	–[2]	17.7[1]

Double2 Network Technology Co., Ltd. (“Double2”)	Online games	Taiwan	22.9	22.9

[1]

Although the Group held 18% equity interest in East Gate, the Group has significant influence over the financial and operating policies of East Gate.  It was therefore determined that the East Gate was an associate of the Group.

[2]

In 2016, the Group disposed East Gate to East Gate Partners, LLC (a “Korean investor”) for a consideration of US$1,170,000. As at 31 December 2016, the outstanding consideration receivables amounts to US$1,058,000 (see Note 11).

FS31

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

The following summarises the financial information of the Group’s material associates based on their respective (consolidated) financial statements prepared in accordance with FRS, modified for fair value adjustments on acquisition and differences in the Group’s accounting policies.  The information for 2016 presented in the table includes the results of the associate of East Gate for period from 1 January 2016 to its disposal date.

	East Gate	Double2	Total
	US$’000	US$’000	US$’000
2016
Revenue	2,454	65

Loss for the period and total comprehensive income	(9,131)	(522)
Attributable to associates’ shareholders	(9,131)	(522)

Non-current assets	–	135
Current assets	–	264
Current liabilities	–	(84)
Net assets	–	315
Attributable to associates’ shareholders	–	315

Group’s interest in net assets of investee at beginning of the year	4,336	188	4,524
Group’s share of loss for the period and total comprehensive income	(1,612)	(119)	(1,731)
Dividends from associate	(1,438)	–	(1,438)
Carrying amount of interest in associate disposed	(1,398)	–	(1,398)
Currency translation differences	112	3	115
Carrying amount of interest in investee at end of the year	–	72	72

2015
Revenue	1,427	183

Loss for the year and total comprehensive income	(2,800)	(463)
Attributable to associates’ shareholders	(2,800)	(463)

Non-current assets	21,833	69
Current assets	3,212	872
Current liabilities	(478)	(119)
Net assets	24,567	822
Attributable to associates’ shareholders	24,567	822

Group’s interest in net assets of investee at beginning of the year	5,189	592	5,781
Group’s share of loss for the year and total comprehensive income	(494)	(106)	(600)
Impairment loss recognised on goodwill	–	(290)	(290)
Currency translation differences	(359)	(8)	(367)
Carrying amount of interest in investee at end of the year	4,336	188	4,524

FS32

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

8	Other investments
	Group
	2016	2015
	US$’000	US$’000
Current investments
Available-for-sale financial assets:
- Equity instrument (quoted)	3	4

For information on determination of fair value, refer to note 28.

9	Other assets
		Group
	Note	2016	2015
		US$’000	US$’000

Refundable deposits		245	272
Prepaid licensing and royalty fees		2,406	4,426
Prepaid pension assets	15	62	109
Others		39	74
		2,752	4,881
Less: Impairment loss on prepaid licensing and royalty fees		(1,386)	(4,187)
		1,366	694

Non-current assets		346	495
Current assets		1,020	199
		1,366	694

Assessment of impairment of prepaid licensing and royalty fees

The Group recorded prepaid licensing and royalty fees of US$2,406,000 arising from the purchase of licences for its online games for subsequent financial periods.  Due to strong competition within the online gaming industry and frequent changes in the preferences of game players, significant judgement is involved in determining the recoverable amount of prepaid licensing and royalty fees particularly in relation to forecasting the life cycle and sales generated from the online games. Changing the assumptions used in determining the recoverable amount could significantly impact the Group’s financial conditions and results.

At the reporting date, the impairment charge for prepaid licensing and royalty fees relates to certain licensed online games, which the carrying amounts of the related assets were determined not to be recoverable based on their expected life cycle and the forecasted sales. Accordingly, an impairment loss of US$1,386,000 was recognised in 2016 (2015: US$4,187,000).  Movements in allowance for impairment losses on prepaid licensing and royalty fees during the year were as follows:

	Group
	2016	2015
	US$’000	US$’000

At 1 January	4,187	1,259
Impairment loss recognised	1,386	4,187
Amounts written off	(4,187)	(1,259)
At 31 December	1,386	4,187

FS33

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

10	Deferred tax liabilities

Movement in temporary differences during the year

	At 1/1/2015	Recognised in profit or loss (note 23)	At 31/12/2015	Recognised in profit or loss (note 23)	At 31/12/2016
	US$’000	US$’000	US$’000	US$’000	US$’000
Group
Deferred tax liabilities
Dividend withholding tax from investees	(1,928)	216	(1,712)	41	(1,671)

Unrecognised deferred tax assets

The Group has the following unutilised tax losses as at 31 December 2016 for which related tax benefits have not been included in the financial statements:

	2016		2015
Jurisdiction	Amount (US$’000)	Expiring year	Amount (US$’000)	Expiring year

Hong Kong – for taxable income	14,930	Indefinite	12,092	Indefinite
Taiwan – for taxable income	24,843	2020-2026	20,273	2020-2025
Taiwan – for statutory income	44,431	Indefinite	44,270	Indefinite

The tax losses are available for offset against future taxable and statutory income of the companies in which the losses arose but for which no deferred tax asset has been recognised due to uncertainty of their recoverability. The use of tax losses is subject to the agreement by the tax authorities and compliance with certain provisions of the tax legislation of the respective countries in which the Group operates.  Consequently, the Group did not recognise deferred tax assets of US$11,852,000 (2015: US$11,025,000).

11	Trade and other receivables

	Group		Company
	2016	2015	2016	2015
	US$’000	US$’000	US$’000	US$’000
Trade receivables
-third parties	903	1,275	–	–
Less: Allowance for doubtful receivables	(32)	(29)	–	–
	871	1,246	–	–
Other receivables
-subsidiaries	–	–	1,742	2,259
-third parties	1,099	46	–	–
Prepayments	547	545	43	–
Others	151	225	–	–
	2,668	2,062	1,785	2,259

FS34

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

The non-trade amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

The outstanding balances of other receivables mainly represents the consideration receivables from a Korean investor for disposal of the associate in 2016 (see Note 7).  The consideration receivables from the Korean investor are interest-free, repayable by 30 September 2017 in three instalments, and guaranteed by three individuals. The Group has performed assessment on the repayment capability of the Korean investor and believes no impairment allowance is necessary for these outstanding balances.

The Group and the Company’s exposure to credit and currency risks, and impairment losses related to trade and other receivables are disclosed in note 28.

12	Cash and cash equivalents

	Group		Company
	2016	2015	2016	2015
	US$’000	US$’000	US$’000	US$’000

Bank balances	65,705	71,426	3,100	3,114
Short-term deposits	506	1,006	–	–
Cash and cash equivalents in the statements of financial position	66,211	72,432	3,100	3,114

Less: Restricted cash	(500)	(1,000)
Cash and cash equivalents in the statement of cash flows	65,711	71,432

The weighted average effective interest rate per annum relating to the fixed deposits at the reporting date for the Group is 1.58% (2015: 0.15%).  Depending on the terms of the deposit, interest rates reprice every half-yearly and yearly.

In 2016, restricted cash amounting to US$500,000 (2015: US$1,000,000) relates to deposits pledged for unutilised game point cards.

13	Share capital
	2016	2015
	No. of shares	No. of shares
	’000	’000
Company
In issue at 1 January and 31 December	11,052	11,052

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.  All shares rank equally with regard to the Company’s residual assets.

All issued shares are fully paid, with no par value.

FS35

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

(i)	Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

Shares consolidation

On 16 December 2015, the Company consolidated every five (5) existing ordinary shares in the capital of the Company, including but not limited to common shares, shares granted by employee plans, options, restricted stock awards, units, warrants and convertible or exchange securities, into one (1) ordinary share of the Company.

(ii)	Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business.  In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.  The Group currently does not adopt any formal dividend policy.

The Group’s policy is to keep its debt-to-equity ratio below 1.00 and with sufficient current assets to cover its current liabilities.  The Group’s debt-to-equity ratio and current ratio at the end of the reporting period were as follows:

	Group
	2016	2015

Debt-to-equity ratio	0.18	0.23
Current ratio	7.77	5.53

There were no changes in the Group’s approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

FS36

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

14	Reserves
	Group		Company
	2016	2015	2016	2015
	US$’000	US$’000	US$’000	US$’000

Share option reserve	12,865	12,856	12,865	12,856
Statutory reserve	1,516	3,022	–	–
Fair value reserve	2	3	–	–
Translation reserve	(21,505)	(21,283)	(17,789)	(19,244)
	(7,122)	(5,402)	(4,924)	(6,388)

Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group, the details of which are disclosed in the Directors’ statement.  The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options.

At the end of the financial year, details of the options granted are as follow:

	Number of outstanding share options
Range of exercise price	At beginning of the year	Granted during the year	Expired/ forfeited during the year	Exercised during the year	At end of the year	Weighted average remaining exercise period
	’000	’000	’000	’000	’000
2016
Under US$5	116	–	(4)	–	112	6.04 years
US$5–US$50	378	–	–	–	378	3.11 years
US$50–US$100	123	–	–	–	123	0.64 years
	617	–	(4)	–	613
2015
Under US$5	104	12	–	–	116	7.12 years
US$5–US$50	399	–	(21)	–	378	4.11 years
US$50–US$100	123	–	–	–	123	1.65 years
	626	12	(21)	–	617

606,000 options (2015: 586,000) out of options 613,000 (2015: 617,000) are exercisable at the end of the year.

As at 31 December 2016, approximately US$2,000 (2015: US$18,000) of unrecognised compensation cost relates to non-vested options.  That cost is expected to be recognised over a period of 0.25 years (2015: 0.75 years).

FS37

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

The Company has used the Black-Scholes option-pricing model to derive the fair value of share options granted to employees on the grant date.  There is no share option granted in 2016. The following summarises the assumptions used for share option granted in 2015:

2015

Option term (years)	5.75
Volatility	49.239%
Weighted average volatility	49%
Weighted average share price	US$3.85
Risk–free interest rate	1.506%
Dividend yield	0%
Weighted-average fair value of option granted during the year	US$1.8

Option term

Option term represents the period of time that they are expected to be outstanding.  Management estimates this based on historical trends.

Expected volatility rate

An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate

The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield

Expected dividend yield is based on the Company’s current dividend yield.

Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock.  As of 31 December 2016 and 2015, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), were US$1.5 million and US$3.0 million, respectively.  The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognised or impaired.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

FS38

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

15	Prepaid pension assets

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Defined benefit pension plan

In accordance with the Labor Standards Law of the Republic of China, the Group has a defined benefit pension plan for its employees in Taiwan.  The pension plan covers substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005.  Under the defined benefit pension plan, employees are entitled to twice the monthly salary for each year of service for the first 15 years, and an additional one month for every additional year of service, up to a maximum of 45 months.  The pension payment to employees is computed based on the average monthly salary for the six months prior to approved retirement.

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”).  The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan.  The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due.  The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The following provides fund status of the plan and a reconciliation of employee benefits.

	Group
	2016	2015
	US$’000	US$’000

Fair value of plan assets	(325)	(310)
Projected benefit obligation	263	201
Other assets – prepaid pension assets	(62)	(109)

Expense recognised in profit or loss

Current service costs	–	–
Net interest on net defined benefit liability	(2)	(1)
Past service cost	–	–
Gain on curtailments and settlements	–	(81)
Employee benefits	(2)	(82)

Movement in the present value of the defined benefit obligations

Projected benefit obligation at 1 January	201	258
Service cost	–	–
Interest cost	4	5
Actuarial loss	54	26
Curtailment gain	–	(81)
Currency translation difference	4	(7)
Defined benefit obligation at 31 December	263	201

FS39

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

	Group
	2016	2015
	US$’000	US$’000

Movement in the fair value of plan assets

Fair value of plan assets at 1 January	310	303
Expected return on plan assets	6	6
Actuarial losses	(4)	2
Contributions by employer	8	10
Currency translation difference	5	(11)
Fair value of plan assets at 31 December	325	310

Return on plan assets

Expected return on plan assets	6	6
Actuarial losses	(4)	2
Actual return on plan assets	2	8

Assets Categories
Cash	100%	100%

Actuarial assumptions

Weighted-average assumptions used to determine defined benefit obligations as at 31 December 2016 and 2015 were as follows:

	2016	2015

Discount rate	1.375%	1.875%
Rate of compensation increase	2.00%	1.50%

Weighted-average assumptions used to determine defined benefit costs for the year ended
31 December 2016 and 2015 were as follows:

	2016	2015

Discount rate	1.875%	2.00%
Rate of compensation increase	1.50%	1.50%

The Group expects to make a contribution of US$8,000 to the Fund in 2017.  The Group expect to make benefit payments of US$1,000 from 2017 to 2021 and US$4,000 from 2022 to 2026.

FS40

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan and Hong Kong.  Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan.  For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$279 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance.  Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong.  The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,500 (approximately US$193 per individual), to their individual contribution accounts of the authorities monthly.  After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2016 were US$183,000 (2015: US$318,000).

16	Trade and other payables
	Group		Company
	2016	2015	2016	2015
	US$’000	US$’000	US$’000	US$’000
Trade payables
- third parties	266	320	–	–
Accrued expenses
- third parties	4,038	3,796	218	487
Other payables	346	271	38	–
Trade and other payables	4,650	4,387	256	487

The Group and the Company’s exposure to currency and liquidity risks related to trade and other payables are disclosed in note 28.

17	Loans and borrowings
	Group
	2016	2015
	US$’000	US$’000
Current liabilities
Unsecured bank loans	2,480	6,093

FS41

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings are as follows:

		Nominal interest rate	Year of	Face value	Carrying amount
	Currency		maturity	US$’000	US$’000
At 31 December 2016
Unsecured bank loans	TWD	1.7% –2.13%	2017	2,480	2,480

At 31 December 2015
Unsecured bank loans	TWD	1.81% –1.9%	2016	6,093	6,093

Intra-group financial guarantee

Intra-group financial guarantee comprises guarantees given by the Company to banks in respect of unsecured bank loans.  The details are as follows:

	2016		2015
	Amount	Expiry date	Amount	Expiry date
	US$’000		US$’000
Intra-group financial guarantee
Unsecured bank loans	6,201	30 June 2017	6,093	30 June 2016
Unsecured bank loans	6,977	31 August 2017	6,854	31 August 2016
	13,178		12,947

At the reporting date, the Company does not consider it probable that a claim will be made against the Company under the guarantee.

18	Deferred revenue

Deferred revenues consist mainly of the prepaid income related to the Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired.

19	Revenue
	Group
	2016	2015
	US$’000	US$’000

Asian online game and service revenues	8,971	8,545
Cloud product and service revenues	–	1,706
	8,971	10,251

FS42

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

20	Other income
		Group
	Note	2016	2015
		US$’000	US$’000

Gain on disposal of a subsidiary	30	827	37
Gain on disposal of an associate		22	–
Gain on disposal of property, plant and equipment		586	–
Others		126	–
		1,561	37

21	Other operating expenses
	Group
	2016	2015
	US$’000	US$’000

Impairment loss on prepaid licensing and royalty fees	1,386	4,187
Impairment loss on intangible assets	57	5
Impairment loss on property, plant and equipment	471	60
Allowance for doubtful receivables	35	3
Acquisition termination expenses	–	2,000
Others	–	557
	1,949	6,812

On 26 June 2015, the Group entered into a share purchase agreement to acquire a 70% equity interest in Strawberry Cosmetics Holding Limited ("Strawberry Cosmetics"), a global cosmetics e-commerce company with a total consideration of approximately US$93,100,000. The proposed acquisition was then duly approved by an Extraordinary General Meeting held on 5 August 2015.

However, in light of the drastic slowdown in global economy and turmoils in stock markets beginning in late August 2015 that resulted in a change in business development strategy on the part of the Group, the board of directors concluded that the mutual termination of the acquisition was in the best interests of the Group’s stockholders.

Accordingly, in October 2015, the Group entered into a mutual termination agreement with the shareholders of Strawberry Cosmetics to terminate the share purchase agreement, whereby the Group has paid US$2,000,000 consideration to the shareholders of Strawberry Cosmetics and the parties, in turn, released each other from any claims relating to the proposed acquisition.

FS43

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

22	Net finance (expenses)/income
	Group
	2016	2015
	US$’000	US$’000
Finance income
Interest income	302	333
Net change in fair value of financial assets designated at fair value through profit or loss	–	10
Net gain on sale of available-for-sale financial assets reclassified from equity	–	20,820
	302	21,163
Finance expenses
Interest expense	(81)	(182)
Net foreign exchange loss	(292)	(397)
Impairment loss on associates	–	(290)
Impairment loss on available-for-sale financial assets	–	(1,000)
	(373)	(1,869)
Net finance (expenses)/income	(71)	19,294

23	Tax benefit
	Group
	2016	2015
	US$’000	US$’000
Current tax benefit
Current year	–	–
Adjustment for prior years	1,108	198
	1,108	198
Deferred tax expense
Origination and reversal of temporary differences	41	216

Tax benefits	1,149	414

Reconciliation of effective tax rate

Loss before tax	(7,372)	(1,824)

Tax calculated at 17% (2015: 17%)	1,253	310
Effect of tax rates in foreign jurisdictions	(387)	5,361
Non-deductible expenses	(330)	(2,038)
Tax exempt income	168	523
Current year losses for which no deferred tax asset was recognised	(1,740)	(3,974)
Over provided in prior years	1,108	198
Recognition of tax effects of previously unrecognised tax losses	753	–
Others	324	34
	1,149	414

FS44

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

24	Loss for the year

Other than those disclosed elsewhere in the financial statements, the following items have been included in arriving at loss for the year:

	Group
	2016	2015
	US$’000	US$’000

Employee benefits expense (see below)	4,093	7,267
Amortisation charge on intangible assets	106	236
Depreciation of property, plant and equipment	163	298
Rental expenses	608	824

Employee benefits expense
Wages and salaries	3,870	6,758
Employee equity-settled share-based payment	9	65
Employee expense relating to defined benefit and contribution pension plans	181	260
Termination benefits	33	184
	4,093	7,267

25	Loss per share

The calculation of basic loss per share at 31 December 2016 was based on the loss attributable to ordinary shareholders of US$6,223,000 (2015: US$1,365,000), and a weighted average number of ordinary shares outstanding of 11,052,000 (2015: 11,052,000), calculated as follows:

Loss attributable to ordinary shareholders:

	2016	2015
	US$’000	US$’000

Loss for the year	(6,223)	(1,365)

Weighted average number of ordinary shares:

	Group
	2016	2015
	’000	’000

Issued ordinary shares and weighted average number of ordinary shares at 1 January and 31 December	11,052	11,052

Diluted earnings per share

Diluted earnings per share is the same as the basic earnings per share as there are no dilutive potential shares during the year.

FS45

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

26	Commitments

(a)	Operating leases

The Group leases offices premises under operating leases, where the lease agreements expire in 2021 (2015: 2017).  The following table sets forth the future minimum lease payments required under these operating leases:

	2016	2015
	US$’000	US$’000
Payable:
Within 1 year	549	302
After 1 year but within 5 years	1,572	53
	2,121	355

(b)	Licence agreements

The Group has contractual obligations under various licence agreements to pay the licensors licence fees and minimum guarantees against future royalties.  The following table summarises the committed licensing fees and minimum guarantees against future royalties set forth in the major licences agreements as at year end.

	Licence fees	Minimum guarantees against future royalties	Total
	US$’000	US$’000	US$’000
31 December 2016
Minimum required payments:
Within 1 year	–	60	60

31 December 2015
Minimum required payments:
Within 1 year	–	1,500	1,500
After 1 year	5,000	–	5,000
	5,000	1,500	6,500

The minimum guarantees against future royalties and licence fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual licence agreements.

27	Related parties

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.

Share options granted to key management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 120,911 (2015: 120,000).

FS46

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Transaction with key management personnel

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity.  The directors are considered as key management personnel of the Group.

Key management personnel compensation comprised:

	Group
	2016	2015
	US$’000	US$’000

Wages and salaries	372	766
Director fee	135	165
Share-based payments	8	34
Other benefit	12	52
	527	1,017

Other related party transactions

During 2015, the Group have outsourced certain development of software to its associate, Double2.  The operating costs amounted to US$108,000 for the year ended 31 December 2015.  There is no such related party transaction during 2016.

28	Financial instruments

Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit Committee, which is responsible for overseeing the Group’s risk management policies.  The Audit Committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.  The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

FS47

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.  The Audit Committee is assisted in its oversight role by Internal Audit.  Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways:
(1) by bank transfer or credit card and (2) by advanced payment.  The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenues in 2016 and 2015 or of the balance of trade receivables as of 31 December 2016 and 2015.  The Group has provided for trade receivables based on estimated irrecoverable amounts from the sale of goods and services, determined by reference to past default experience.

The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.

Trade and other receivables

The quantitative data in respect of the Group’s exposure to credit risk arising from trade and other receivables is as follows:

	<------------------- Group --------------------------->				<------------------ Company ------------------------->
	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses
	2016	2016	2015	2015	2016	2016	2015	2015
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Not past due	2,537	(30)	1,712	(28)	1,785	–	2,259	–
Past due 0 – 90 days	144	–	368	–	–	–	–	–
Past due 91 – 180 days	2	–	4	–	–	–	–	–
More than 180 days	17	(2)	7	(1)	–	–	–	–
	2,700	(32)	2,091	(29)	1,785	–	2,259	–

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.  The allowance is a specific loss component that rebates to individual significant exposures.  Based on historical default rates, the Group believes that no additional impairment is necessary.

Movements in allowance for impairment losses on trade and other receivables during the year were as follows:

	Group
	2016	2015
	US$’000	US$’000

At 1 January	29	56
Impairment loss recognised	35	3
Amounts utilised	(33)	(28)
Translation difference	1	(2)
At 31 December	32	29

FS48

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Cash and cash equivalents

The Group held cash and cash equivalents of US$66,211,000 as at 31 December 2016 (2015: US$72,432,000), which represents its maximum credit exposure on these assets.  The cash and cash equivalents are held with banks, which are regulated.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Carrying amount	Contractual cash flows	Within 1 year	After 1 year but within 5 years
	US$’000	US$’000	US$’000	US$’000
Group
2016
Trade and other payables	4,650	4,650	4,602	48
Loans and borrowings	2,480	2,512	2,512	–
	7,130	7,162	7,114	48
2015
Other liabilities (non-current)	10	10	–	10
Trade and other payables	4,387	4,387	4,200	187
Loans and borrowings	6,093	6,168	6,168	–
	10,490	10,565	10,368	197

Company
2016
Trade and other payables	256	256	256	–
Recognised financial liabilities	256	256	256	–
Intra-group financial guarantee	–	2,480	2,480	–
	256	2,736	2,736	–
2015
Trade and other payables	487	487	487	–
Recognised financial liabilities	487	487	487	–
Intra-group financial guarantee	–	6,093	6,093	–
	487	6,580	6,580	–

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income of the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

FS49

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Foreign currency risk

The subsidiaries of the Group assessed and concluded that most of its business transactions are denominated in its own functional currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the functional currency.  The currencies in which these assets are denominated are the US dollar (USD), Korean Won (KRW), Taiwan dollar (TWD), and Hong Kong dollar (HKD).

The Group’s and Company’s exposures to foreign currencies in US dollar equivalent are as follows:

	USD	KRW	TWD	HKD
	US$’000	US$’000	US$’000	US$’000
Group
2016
Cash and cash equivalents	60,881	–	4,343	987
Other investments (current)	–	3	–	–
Trade and other receivables	163	1,034	912	559
Refundable deposits	–	–	207	38
Trade and other payables	(1,059)	–	(2,213)	(1,378)
Short-term borrowings	–	–	(2,480)	–
Net financial assets/ (liabilities)	59,985	1,037	769	206
Less: Net financial (assets)/ liabilities denominated in the respective entities’ functional currencies	(55,872)	–	(777)	(206)
Foreign currency exposure	4,113	1,037	(8)	–

2015
Cash and cash equivalents	69,511	–	2,156	765
Other investments (current)	–	4	–	–
Trade and other receivables	3	–	1,549	510
Refundable deposits	–	–	234	38
Trade and other payables	(711)	–	(2,861)	(788)
Short-term borrowings	–	–	(6,093)	–
Net financial assets/ (liabilities)	68,803	4	(5,015)	525
Less: Net financial (assets)/ liabilities denominated in the respective entities’ functional currencies	(64,199)	–	4,955	(525)
Foreign currency exposure	4,604	4	(60)	–

FS50

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

	USD	TWD
	US$’000	US$’000
Company
2016
Cash and cash equivalents	3,100	–
Trade and other receivables	1,742	43
Trade and other payables	(97)	(159)
Net financial assets	4,745	(116)
Less: Net financial assets denominated in the respective entities’ functional currencies	–	116
Foreign currency exposure	4,745	–

2015
Cash and cash equivalents	3,114	–
Trade and other receivables	2,259	–
Trade and other payables	–	(487)
Net financial assets	5,373	(487)
Less: Net financial assets denominated in the respective entities’ functional currencies	–	487
Foreign currency exposure	5,373	–

Sensitivity analysis

A 10% strengthening of the foreign currencies against USD at 31 December would have decreased/(increased) loss before tax or increased/(decreased) equity by the amounts shown below.  This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period.  The analysis assumes that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for the previous financial year ended 31 December 2015.  Similarly, a 10% weakening would have the equal but opposite effect.

	Group	Company
	Loss before tax	Loss before tax
	US$’000	US$’000

31 December 2016
USD (10% strengthening)	411	475
KRW (10% strengthening)	104	–
TWD (10% strengthening)	*	–
HKD (10% strengthening)	–	–

31 December 2015
USD (10% strengthening)	460	537
KRW (10% strengthening)	*	–
TWD (10% strengthening)	(6)	–
HKD (10% strengthening)	–	–

*	The amount is less than US$1,000.

Interest rate risk

The Group and Company are not exposed to significant interest rate risk.

FS51

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Accounting classifications and fair values

The carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy are as follows.  It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	Loans and receivables	Available-for-sale	Liabilities at amortised cost	Total carrying amount	Level 1	Level 2	Level 3	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
31 December 2016
Financial assets measured at fair value
Available-for-sale equity securities	8	–	3	–	3	3	–	–	3

Financial assets not measured at fair value
Trade and other receivables#	11	2,121	–	–	2,121
Cash and cash equivalents	12	66,211	–	–	66,211
		68,332			68,332
Financial liabilities not measured at fair value
Trade and other payables	16	–	–	(4,650)	(4,650)
Loans and borrowings	17	–	–	(2,480)	(2,480)
		–	–	(7,130)	(7,130)

#	Excluding prepayments

FS52

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

		Carrying amount				Fair value
	Note	Loans and receivables	Available-for-sale	Liabilities at amortised cost	Total carrying amount	Level 1	Level 2	Level 3	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
31 December 2015
Financial assets measured at fair value
Available-for-sale equity securities (current)	8	–	4	–	4	4	–	–	4

Financial assets not measured at fair value
Trade and other receivables#	11	1,517	–	–	1,517
Cash and cash equivalents	12	72,432	–	–	72,432
		73,949	–	–	73,949
Financial liabilities not measured at fair value
Other liabilities (non-current)		–	–	(10)	(10)
Trade and other payables	16	–	–	(4,387)	(4,387)
Loans and borrowings	17	–	–	(6,093)	(6,093)
		–	–	(10,490)	(10,490)

#	Excluding prepayments

FS53

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

		Carrying amount
	Note	Loans and receivables	Liabilities at amortised cost	Total carrying amount
		US$’000	US$’000	US$’000
Company
31 December 2016
Financial assets not measured at fair value
Trade and other receivables	11	1,785	–	1,785
Cash and cash equivalents	12	3,100	–	3,100
		4,885	–	4,885
Financial liabilities not measured at fair value
Trade and other payables	16	–	(256)	(256)

31 December 2015
Financial assets not measured at fair value
Trade and other receivables	11	2,259	–	2,259
Cash and cash equivalents	12	3,114	–	3,114
		5,373	–	5,373
Financial liabilities not measured at fair value
Trade and other payables	16	–	(487)	(487)

Measurement of fair values

(i)	Valuation techniques and significant unobservable inputs

Financial instruments not measured at fair value

Type	Valuation technique	Significant unobservable inputs
Group
Loans and borrowings	Discounted cash flows	Not applicable

(ii)	Transfers between the levels

There were no transfers between the levels during the year.

FS54

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

(iii)	Level 3 fair values

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	Group
	Available-for-sale debt securities
	2016	2015
	US$’000	US$’000

At 1 January	–	4,744
Total gains and losses for the period included in other comprehensive income	–	(2,017)
Disposals	–	(2,727)
At 31 December	–	–

Management considers that changing one or more of the significant unobservable inputs used to other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

29	Segment information

Business segments

The Group’s reportable segments are as described below.  In 2016, after review of the Group’s business plan, the Group combined its cloud service and Asian online game businesses to optimise the allocation of resources.  For each of the reportable segment, the Group’s chief operating decision maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Group’s reportable segments:

2016
Asian online game and service:	The development and licensure of online games and investment in associates and available-for-sale financial assets.

2015
Asian online game and service:	The development and licensure of online games and investment in associates and available-for-sale financial assets.

Cloud service business:	The provision of cloud products and services to small-to-medium and larger enterprises

Information regarding the results of each reportable segment is included below.  Performance is measured based on segment profit before tax, as included in the internal management reports that are reviewed by the Group’s chief operating decision maker.  Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.  Inter-segment pricing is determined on an arm’s length basis.

FS55

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

			Asian online game and service
			US$’000
2016
External revenues			8,971
Interest income			2
Interest expense			–
Depreciation and amortisation			235
Reportable segment profit/(loss) before tax			(5,768)
Share of loss of associates			1,731
Tax benefit			–
Other material non-cash items:
Impairment loss on prepaid licensing fees			1,386
Impairment loss on intangible assets			53
Impairment loss on property, plant and equipment			288
Reportable segment assets			4,368
Investment in associates			72
Capital expenditure			381
Reportable segment liabilities			5,337

	Asian online game and service	Cloud service business	Total
	US$’000	US$’000	US$’000

2015
External revenues	8,545	1,706	10,251
Interest income	12	–	12
Interest expense	128	1	129
Depreciation and amortisation	445	72	517
Reportable segment profit/(loss) before tax	5,430	(1,243)	4,187
Share of loss of associates	600	–	600
Tax benefit	14	–	14
Other material non-cash items:
Impairment loss on prepaid licensing fees	4,187	–	4,187
Impairment loss on intangible assets	–	5	5
Impairment loss on property, plant and equipment	–	60	60
Reportable segment assets	9,393	340	9,733
Investment in associates	4,524	–	4,524
Capital expenditure	240	30	270
Reportable segment liabilities	4,685	155	4,840

FS56

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items:

	2016	2015
	US$’000	US$’000
Interest income
Total segments	2	12
Adjustments *	300	321
Consolidated interest income	302	333

Interest expense
Total segments	–	129
Adjustments *	81	53
Consolidated interest expense	81	182

Profit/(Loss) before tax
Total segments	(5,768)	4,187
Adjustments *	(1,604)	(6,011)
Consolidated loss before tax	(7,372)	(1,824)

Tax benefit
Total segments	–	14
Adjustments *	1,149	400
Consolidated tax benefit	1,149	414

Assets
Total assets for reportable segments	4,368	9,733
Unallocated corporate assets
- Cash and cash equivalents	64,315	69,888
- Property, plant and equipment	–	1,063
- Others	1,644	673
Consolidated total assets	70,327	81,357

Liabilities
Total liabilities for reportable segments	5,337	4,840
Unallocated corporate liabilities
- Loans and borrowings	2,480	6,093
- Accrued expense	1,173	1,441
- Others	1,679	2,830
Consolidated total liabilities	10,669	15,204

*	Adjustment items relate to other business operations such as investment holding which is included as corporate and certain back-office costs and expenses not attributable to any specific segment.

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in 2016 and 2015.

FS57

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2016

Geographic Information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of revenue sources.  Segment assets are based on the geographical location of the assets.

Revenue	2016	2015
	US$’000	US$’000

Taiwan	2,664	6,889
Hong Kong	6,307	3,362
Consolidated revenue	8,971	10,251

Non-current assets

Taiwan	384	2,218
Hong Kong	1,061	305
Korea	–	4,336
Total	1,445	6,859

30	Disposal of subsidiary

In 2016, the Group disposed PerfectPairs Gaming Co., Ltd. (“PerfectPairs”), a subsidiary of the Group’s Asian online game and service business operations in Taiwan, for a cash consideration of US$760,000. The effect of the disposal is summarised as follows:

2016
US$’000
Carrying amounts

Property, plant and equipment	71
Intangible and other non-current assets	13
Cash and cash equivalent	482
Receivables and other current assets	40
Trade payables and accruals	(528)
Other payables	(144)
The identified nets assets	(66)
Exchange differences	(1)
Gain on disposal	827
Sale consideration	760
Less: Cash and cash equivalents disposed	(482)
Net cash inflow	278

FS58